Exhibit (d)(xv)

EXPENSE LIMITATION AGREEMENT

FOR THE SHORT DURATION INCOME FUND—INSTITUTIONAL CLASS SHARES

THIS AGREEMENT, dated as of July 31, 2022, is made and entered into by and between the Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of the Institutional Class of the Short Duration Income Fund (the “Fund”), and Weitz Investment Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser and manager of the Fund pursuant to an Amended Management and Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”);

WHEREAS, the Trust has adopted an Amended Plan Pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “18f-3 Plan”) pursuant to which the Trust may issue Institutional Class shares and Investor Class shares of the Fund, subject to differing fees and expenses;

WHEREAS, the Adviser has been appointed the administrator with respect to the Fund’s Institutional Class shares pursuant to an Amended Administration Agreement for Institutional Class shares between the Trust, on behalf of the Fund, and the Adviser; and

WHEREAS, the Adviser has been appointed the shareholder administrative servicing agent with respect to the Fund’s Institutional Class shares pursuant to a Shareholder Administrative Services Plan for Institutional Class shares between the Trust, on behalf of the Fund, and the Adviser; and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.	Through July 31, 2023, the Adviser agrees to limit its fees and/or reimburse other expenses (which at the Adviser’s discretion may be Fund Expenses and/or Class Expenses, as each term is defined in the 18f-3 Plan) to the extent necessary to limit the total operating expenses of the Institutional Class of the Fund (exclusive of brokerage costs, interest, taxes and dividend expenses, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.48%, as a percentage of the average daily net assets of the Institutional Class of the Fund.
2.	Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.
3.	This Agreement may only be amended or terminated by the Trustees of the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE WEITZ FUNDS	WEITZ INVESTMENT MANAGEMENT, INC.

on behalf of its series the

Short Duration Income Fund

By:/s/ Wallace R. Weitz	By: /s/ James J. Boyne
Name: Wallace R. Weitz	Name: James J. Boyne
Title: President	Title: President